Exhibit 4.24

Monarch Capital Group, LLC

CONFIDENTIAL

January 23, 2013

Mr. Stan Cipkowski

Chief Executive Officer

American Bio Medica Corporation

122 Smith Road

Kinderhook, NY 12106

Re: Engagement of Monarch Capital Group, LLC

Dear Mr. Cipkowski:

Monarch Capital Group, LLC (“we" or "MCG”) would be pleased to act as non-exclusive financial advisor for American Bio Medica Corporation, (“you" or the "Company") in connection with proposed introductions to potential investors and strategic partners. The terms of the engagement are set forth in this letter (the "Agreement”).

1. Services

-	Introduce the company to appropriate investors and analysts.

-	Introduce the Company to and advise about companies that are possible strategic partners.

-	Introduce the Company to appropriate U.S. legal and accounting firms as necessary.

-	Render such other fanatical advisory and investment banking services as may from time to time be necessary or appropriate to accomplish the Company's objectives, as may be agreed upon by Monarch and the Company.

2. Fees and Expenses.

The company shall pay to MCG, within ten days of execution of this agreement, 333,333 shares of the Company's restricted stock ("Retainer Fee"). The stock shall be restricted for a period of one year from the date issued.

3. Term of Engagement.

The term of this engagement will be six months from the date of the signing of the agreement; however, either party may terminate this Agreement at any time upon 30 days written notice to the other party. Upon termination, MCG will be entitled to collect all Retainer Fees for the full agreement period.

4. Representations and Warranties.

(a) You hereby authorize MCG to transmit to prospective purchasers of the securities materials prepared by the Company with such exhibits and supplements as may from time to time be required or appropriate or, alternatively, copies of the Company's most recent filings with the Securities and Exchange Commission, together with summary materials prepared by the Company, if we deem the appropriate. The Company represents and warrants that the materials (i) will be prepared by the management of the Company and reviewed and approved by its Board of Directors; and (ii) will not contain any untrue statement of a material fact or omit to, state a material fact required to be stated therein or necessary to make the statements therein or previously made; in light of the circumstances under which they were made, not misleading. The Company will advise MCG immediately of the occurrence of any event or any, other change known to the Company which results in the materials containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein or previously made, in light of the circumstances under which they were made, not misleading.

5. Indeml1ificatlon, Contribution, and Confidentiality. The Company agrees to indemnify MCG and its controlling persons, representatives and, agents in accordance with the Indemnification provisions set forth in Appendix I, and the parties agree to the confidentiality provisions of Appendix 11, all of which are incorporated herein by this reference.

6. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts executed and to be wholly performed therein without giving effect to its conflicts of laws principles or rules. The Company and MCG agree that any dispute concerning this Agreement shall be resolved through binding arbitration before the Financial Industry Regulatory Authority (FINRA) pursuant to its arbitration rules. Arbitration will be venued in New York.

7. Advice to the Board. The Company acknowledges that any advice given by us to you is solely for benefit and use of the Board of Directors of the Company and may not be used, reproduced, disseminated, quoted or referred to, without our prior written consent.

8. Entire Agreement This Agreement constitutes the entire agreement between the parties and supersedes and cancels any and all prior or contemporaneous arrangements, understandings and agreements, written or oral, between them relating to the subject matter hereof.

We look forward to working with you and in supporting the Company in meeting its long-term objectives.

Very truly yours,

MONARCH CAPITAL GROUP, LLC

By:	/s/ Michael Potter
Michael Potter
Chairman

Date: 2/4/13

American Bio Medica Corporation.

By:	/s/ Stan Cipkowski 1/30/13
Stan Cipkowski
Chief Executive Officer

APPENDIX I

INDEMNIFICATION AND CONTRIBUTION

The Company agrees to indemnify and hold harmless MCG and its affiliates (as defined in Rule 405 under the Securities Act. of 1933, as amended (the "Act") and their respective directors, Officers, employees; agents and controlling persons (MCG and each such person being an "Indemnified Party") from and against all losses, claims, damages and liabilities (or actions, including shareholder actions, in respect thereof), joint or several, to which such Indemnified Party may become subject under any applicable federal or state law, or otherwise, which are related to or result from the performance by MCG of the services contemplated by or the engagement of MCG pursuant to, this Agreement and will promptly reimburse any Indemnified Party for all reasonable expenses (Including reasonable counsel fees and expenses) as they are incurred in connection with the investigation of, preparation for or defense arising from any threatened or pending claim, whether or not such Indemnified Party is a party and whether or not such claim, action or proceeding is initiated or brought by the Company. The Company will not be liable to any Indemnified Party under the foregoing indemnification and reimbursement provisions, (i) for any settlement by an Indemnified Party effected without its prior written consent (not to be unreasonably withheld); or (Ii) to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court Of competent jurisdiction to have resulted primarily from MCG's willful misconduct or gross negligence. The Company also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or ·otherwise) to the company or its security holders or creditors related to or arising out of the engagement of MCG pursuant to, or the performance by MCG of the services contemplated by, this Agreement except to the extent that any loss, claim, damage or liability is found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted primarily from MCG’s willful misconduct or gross negligence.

Promptly after receipt by an Indemnified Party of notice of any intention or threat to commence an action; suit or proceeding or notice of the commencement of any action, suit or proceeding, such Indemnified Party will, lf a claim In respect thereof is to be made against the Company pursuant hereto, promptly notify the Company in writing of the same. In case any such action is brought against any Indemnified Party and such Indemnified Party notifies the Company of the Commencement thereof, the Company may elect to assume the defense thereof, with counsel reasonably satisfactory to such Indemnified Party, arid an Indemnified Party may employ counsel to participate in the defense of any such action provided, that the employment of such counsel shall be at the Indemnified Party's own expense, unless (i) the employment of such counsel has been authorized in writing by the Company, (ii) the Indemnified Party has reasonably concluded (based upon advice of counsel to the Indemnified Party) that there may be legal defenses available to it or other Indemnified Parties that are different from or in addition to those available to the Company, or that a conflict or potential conflict exists (based upon advice of counsel to the Indemnified Party) between the Indemnified Party and the Company that makes it Impossible or inadvisable for counsel to the Indemnifying Party to conduct the defense of both the Company and the Indemnified Party (in which case the Company will not have the right to direct the defense of such action on behalf of the

Indemnified Party), or (iii) the Company has not in fact employed counsel reasonably satisfactory to the Indemnified Party to assume the defense of such action within a reasonable time after receiving notice of the action, suit or proceeding, in each of whim cases the reasonable fees, disbursements 'and other charges of such counsel will be at the expense of the Company; provided, further, that In no event shall the Company be required to pay fees and, expenses for more than one firm of attorneys representing Indemnified Parties unless the defense of one Indemnified Party is unique or separate from that of another Indemnified Party subject to the same claim or action. Any failure or delay by an Indemnified Party to give the notice referred to In this paragraph shall not affect such Indemnified Party's right to be indemnified hereunder, except to the extent that such failure or delay causes actual harm to the Company, or prejudices its ability to defend such action, suit or proceeding on behalf of such Indemnified party.

The Company agrees that without MCG's prior written consent, which shall not be unreasonably withheld, It will not settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding in respect of which indemnification could be sought under the indemnification provisions of this Agreement (in which MCG or any other Indemnified Party is an actual or potential party to such claim, action or proceeding)" unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising out 6f such claim, action or proceeding.

In the event that an Indemnified Party is requested or required to appear as a witness in any action brought by at on behalf of or against the Company in which such Indemnified Party is not named as a defendant, the Company agrees to promptly reimburse MCG on a monthly basis for all expenses incurred by it in connection with such Indemnified Party's appearing and preparing to appear as such a witness, including, without limitation, the reasonable fees and disbursements of its legal counsel.

If multiple claims tire brought, and indemnification Is permitted under applicable law and provide for under this Agreement with respect to at least one of such claims, the Company agrees that any judgment or arbitration award shall be conclusively deemed to be based on claims as to which indemnification is permitted and provided for, except to the extent the judgment or arbitrate award expressly states that It, or any portion thereof, Is based solely on a claim as to which indemnification is not available.

APPENDIX II

INFORMATION TO BE SUPPLIED; CONFIDENTIALITY.

In connection with MCG's activities on behalf of the Company, the Company will furnish MCG with all financial and other information regarding the Company that MCG reasonably "believes appropriate to its assignment (all such information so furnished by the Company, whether furnished before or after the date of this Agreement, being referred to herein as the "Information''). The Company will provide M"CG with access to the officers, directors, employees, independent accountants, legal counsel and other advisors and Consultants of the Company. The Company recognizes and agrees that MCG (i) will use arid rely primarily on the Information and infoi1T'iation available from generally recognized public sources in performing the services contemplated by this Agreement without independently verifying the Information or such other information, (Il) does not assume responsibility for the accuracy of the Information or such other information; and (iii) win not make an appraisal of any assets or liabilities owned or controlled by the Company or its market competitors.

MCG" will maintain the confidentiality of the Information and, unless and until such information shall have been made publicly available by the Company or by others without breach of a confidentiality agreement, shall disclose the Information only as authorized by the Company or as required by law or by order of a governmental authority or court of competent "jurisdiction. In the event that MCG is legally required to make disclosure of any of the Information, MCG will give notice to the Company prior to such discourse, to the extent that MCG can practically do so.

The foregoing paragraph shall not apply to information that:

(i) at the time of disclosure by the Company is, or thereafter becomes, generally available to the public or within the Industries In which the Company or MCG or its affiliates conduct business, other than as a direct result of a breath by MCG of its obligations under this Agreement;

(ii) prior to or at the time of disclosure by the Company, Was already In the possession of, or conceived by, MCG Or any of its affiliates, or could have been developed by them from information then in their possession, by the application of other information or techniques in their possession, generally available to the public, or available to MCG or its affiliates other than from the Company;

(iii) at the time of disclosure by the Company or thereafter, Is obtained by MCG or any of its affiliates from a third party who MCG reasonably believes to be in possession of or disclosing the Information not in violation of any contractual, legal or fiduciary obligation to the Company with respect to that information; or

(iv) is independently developed by MCG or its affiliates.

Nothing in this Agreement shall be construed to limit the ability of MCG or its affiliates to pursue, investigate, analyze, invest in, or engage in investment banking, financial advisory or any other business relationship with entities other than the Company, notwithstanding that such entities may be engaged in a business which is similar to or competitive with the business of the Company, and notwithstanding that such entities may have actual or potential operations, products, services, plans, ideas, customers or supplies similar or identical to the Company's, or may have been identified by the Company as potential merger or acquisition targets or potential candidates fur some other business combination, cooperation or relationship. The Company expressly acknowledges and agrees that it does not claim any proprietary interest in the identity of any other entity in its industry or otherwise, and that the 'identity of any such entity is not confidential information.